Exhibit 99.(a)(49)

HARMONY HAS DESTROYED OVER R7 BILLION OF SHAREHOLDER VALUE SINCE IT LAUNCHED ITS HOSTILE BID FOR GOLD FIELDS.

AS A RESULT, HARMONY’S OFFER TO GOLD FIELDS’ SHAREHOLDERS IS NOW WORTH LESS THAN R83.50 A SHARE, 11% LESS THAN GOLD FIELDS’ SHARES WERE WORTH ON 15 OCTOBER, IMMEDIATELY PRIOR TO THE LAUNCH OF HARMONY’S HOSTILE BID.

AND YET, THE GOLD PRICE CONTINUES ITS BULL RUN.
DO NOT ALLOW HARMONY TO DESTROY MORE VALUE.

PROTECT YOUR INVESTMENT.
REJECT HARMONY.
DO NOT TENDER YOUR SHARES.

For more details visit www.goldfields.co.za

Ian Cockerill, Chief Executive Officer, Gold Fields Limited
Address to the Annual General Meeting

This is an important meeting for all of us who, as shareholders, care deeply about the future of Gold Fields. I want to tell you what we are doing to protect the value that this management team has worked hard to provide to you, why we believe that Harmony’s hostile, coercive, two-stage offer undervalues your company and therefore why you should not tender your shares into their early settlement offer.

During the past few weeks, we have personally contacted many of you and nearly all of Gold Fields’ institutional shareholders. I myself have visited shareholders in Europe, North America and here in South Africa and, almost without exception, they find the Harmony offer unattractive. Our strong impressions are that this view is widely and firmly held by most Gold Fields shareholders.

One of the reasons that we have seen such support is the hard work that we as a company have done to create and sustain value. This management team has delivered a return to you, our shareholders, of 200% in both capital and dividends since 1998, which is a compound annual growth rate of 25%. We have a record of creating value, delivering value and protecting value. We stand on that record.

During the past 6 weeks, you have been bombarded with selective and incomplete information from Harmony. I would like to take a few moments to specifically refute some of the most blatant of these claims.

•	Harmony has said that Gold Fields is looking to desert South Africa. This could not be further from the truth. Gold Fields is a true South African champion. We have great assets here in South Africa. The company’s global operations are run from South Africa. We have invested billions of Rand to ensure that our South African operations have a long term and profitable future. We have a R10 billion pipeline of potential projects here only awaiting marginally more favourable economics to get the ‘go ahead’. As I said, Gold Fields is a true South African champion.

•	Harmony accuses us of hiding behind lawsuits. This is nonsense. On each claim we have undertaken, the Board has received specific legal advice that shareholder rights were threatened by the coercive nature of Harmony’s hostile two-stage offer. We have pursued these actions in the interests of good corporate governance and to ensure our shareholders’ rights were fully protected. Rather, I would caution you not to be distracted from the central issue, Harmony’s offer undervalues Gold Fields. It consists of overvalued Harmony paper, no cash and too low a premium. Their increasingly aggressive campaign to try to discredit our advisers; to attempt to entrap our staff into wrongdoing; and to harass our Directors and Officers, will not succeed and must not divert attention from the value arguments.

•	Harmony has provided incomplete disclosure in respect of its reserves. Harmony claims its reserves are 62 million ounces whereas their independent reserve auditors say the true figure is about 40 million. The difference, Harmony says, is largely due to the inclusion of inferred reserves, which is in clear violation of SAMREC — the established South African mining industry code. Independent analysts have also come to the same conclusion. I find it quite cynical on Harmony’s part that they are unable to provide properly audited numbers until December — that is, after the November 26 close of their early settlement offer.

•	Harmony has provided misleading financial information to our US shareholders. We have seen a letter from Harmony to our shareholders stating that the SEC has advised Harmony that their ‘Preliminary Prospectus’ is in breach of the US Securities Act and the SEC have therefore required that Harmony remove the sections entitled:

•	Selected Unaudited Pro Forma Condensed Combined Financial Information;

•	Summary Selected Comparative Historical and Pro Forma Per Share Data; and

•	Unaudited Pro Forma Consolidated Financial Statements amounting to some 10 pages of financial information.

How can Gold Fields shareholders be asked to make informed decisions without having all of the facts in front of them?

What is indisputable is the destruction of value Harmony has brought upon the shareholders of both companies. More than $900 million has been lost from the value of both companies since Harmony’s hostile offer was launched. In addition, if you look at how the North American gold majors, including Newmont and Barrick, have traded during this time, the potential value destruction is double that number approaching $2 billion.

As a result of this value destruction, Harmony’s offer to Gold Fields shareholders today is now worth less than R83.50 per Gold Fields share. Harmony’s offer is worth much less today than the price your shares were trading at before this hostile offer was launched, R92.00. And this at a time when the gold price is moving strongly ahead in a bull run.

We are firmly committed to not only resisting this hostile bid but to continue to build shareholder value for you. I want to re-iterate my position to Harmony, that rational discussions around possible Co-operation can only take place in a more conducive atmosphere. Should the coercive two-stage offer be dropped, that would go a long way towards creating such an environment.

The core issue in this debate is that Harmony’s bid does not offer fair value for your shares in this great South African company. I urge you to reject Harmony’s hostile offer and not to tender your shares to them.

We are heartened by the support that we have received from many of you in the past weeks. We know that you care about the future of Gold Fields as much as we do. We are on the right path. We have great plans in place to continue to create and sustain shareholder value. We urge you to reject the Harmony offer. Do not tender your shares.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge at the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this advertisement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This document may not be sent, released, delivered or transmitted in, into or from Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so.